# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Herzfeld Caribbean Basin Fund, Inc., CIK 0000880406
CUSIP: 42804T106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 05/09/2025
Amends the filing with accession number 0001398344-16-022328
Filed by CIK 0001413260
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Erik M. Herzfeld, et al. (CIK 0001413260): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 584,930; shared voting power 5,909,059; sole dispositive power 584,930; shared dispositive power 5,909,059; aggregate amount beneficially owned 6,493,989 (41.31% of the class)
  Comment: This amendment is filed on behalf of Erik M. Herzfeld, et al. (the "Reporting Person") with respect to common stock owned individually by the Reporting Person and in his role as portfolio manager of investment advisory accounts of the clients ("Advisory Clients") of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser for which Mr. Herzfeld has a dispositive and/or voting power ("Accounts"). Items 4 and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: The Herzfeld Caribbean Basin Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139

## Item 4. Purpose of Transaction
Purpose of transaction: Not applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 6,493,989 shares representing 41.31% of the 15,720,897 shares outstanding as reported by the issuer as of April 9, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 584,930 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 5,909,059 shares of common stock.
Transactions in the class effected during the past sixty days: Open Market Transactions: On April 14, 2025 through open market transactions, the Advisory clients purchased 1,387 shares at $2.43. On April 15, 2025 through open market transactions, the Advisory clients purchased 1,624 shares at $2.4299. On April 22, 2025 through open market transactions, the Advisory clients sold 12,114 shares at $2.41. On April 25, 2025 through open market transactions, the Advisory clients purchased 47,585 shares at $2.442 and sold 795 shares at $2.42. On April 28, 2025 through open market transactions, the Advisory clients purchased 5,211 shares at $2.4645. On April 29, 2025 through open market transactions, the Advisory clients purchased 10,813 shares at $2.4929. On April 30, 2025 through open market transactions, the Advisory clients purchased 8,396 shares at $2.51. On May 2, 2025 through open market transactions, the Advisory clients purchased 12,549 shares at $2.5299. On May 5, 2025 through open market transactions, the Advisory clients purchased 764 shares at $2.50. On May 7, 2025 through open market transactions, the Advisory clients purchased 1,916 shares at $2.50. On May 8, 2025 through open market transactions, the Advisory clients purchased 1,604 shares at $2.5469. On May 9, 2025 through open market transactions, the Advisory clients purchased 33,800 shares at $2.4729 and 70,846 shares at 2.6221.
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Erik M. Herzfeld, et al.: /s/ Erik M. Herzfeld, Erik M. Herzfeld, President (05/13/2025)